August 5, 2021

Valerie J. Lithotomos Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	USCA All Terrain Fund (the “Fund” or the “Registrant”) File No. 811- 23055

Dear Ms. Lithotomos:

This letter responds to your telephonic comments that we received on July 30, 2021 relating to Amendment No. 8 under the Investment Company Act of 1940, as amended, to the Fund’s registration statement (the “Registration Statement”), filed on June 30, 2021. Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf.  All capitalized terms not defined herein have the meaning given to them in the Registration Statement.
Summary of Risks
Comment 1.  We note that Cryptocurrency Risk has been added to the Summary of Risks section of the Fund’s Registration Statement. Please confirm whether the Fund will have any direct holdings or exposures to digital assets (e.g., Bitcoin and Grayscale Trust).
Response.  The Registrant confirms that the Fund will not have direct exposure to digital assets, such as by holding Bitcoin directly or investing in the Grayscale Trust. The Fund’s exposure to digital assets will be limited to indirect exposure to cryptocurrencies through the Fund’s investments in certain underlying funds whose managers utilize a wide range of investments which may include, among other things, cryptocurrencies, as noted in the Fund’s disclosure regarding its investment strategy.
Summary of Fund Expenses
Comment 2.  We note the following in footnote 1 of the Fund’s fee table.
“Management Fees” includes fees paid to the Advisor and any sub-advisor directly by the Fund.”
We further note that there is presently no sub-adviser for the Fund and, therefore, this statement is not accurate with respect to sub-adviser fees.
Response. The Registrant confirms that while there is presently no sub-adviser for the Fund, it may, in the future, engage one, as disclosed in the Registration Statement.  If it does, the Registrant intends to include sub-advisory fees in the calculation of Management Fee, as disclosed in footnote 1. The Registrant has therefore concluded that the disclosure accurately apprises investors of such a potential sub-adviser engagement and where associated fees will be disclosed.

August  5, 2021

If you have any questions or additional comments, please call the undersigned at (513) 352-6693.

Very truly yours, /s/ Ryan S. Wheeler Ryan S. Wheeler

cc:  Craig Foster, Thompson Hine LLP